SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/14/16


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
486,219

8. SHARED VOTING POWER
469,450

9. SOLE DISPOSITIVE POWER
486,219
_______________________________________________________

10. SHARED DISPOSITIVE POWER
469,450



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
955,669 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.95%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________

1. NAME OF REPORTING PERSON
Bulldog Investors Group of Funds


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________

7. SOLE VOTING POWER
486,219

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
486,219
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
486,219 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
5.06%

14. TYPE OF REPORTING PERSON

IC
__________________________________________________________

1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


77. SOLE VOTING POWER
486,219

8. SHARED VOTING POWER
469,450

9. SOLE DISPOSITIVE POWER
486,219
_______________________________________________________

10. SHARED DISPOSITIVE POWER
469,450



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
955,669 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.95%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
486,219

8. SHARED VOTING POWER
469,450

9. SOLE DISPOSITIVE POWER
486,219
_______________________________________________________

10. SHARED DISPOSITIVE POWER
469,450



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
955,669 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.95%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
486,219

8. SHARED VOTING POWER
469,450

9. SOLE DISPOSITIVE POWER
486,219
_______________________________________________________

10. SHARED DISPOSITIVE POWER
469,450



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
955,669 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.95%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Lazard Global Total Return & Income Fund, Inc. ("LGI" or the "Issuer").

The principal executive offices of LGI are located at 30 Rockefeller Plaza
New York, NY 10012



Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of Bulldog Investors,LLC, (a Delaware Limited Liability Company), the Bulldog Investors Group of Funds (a number of private investment funds), Phillip Goldstein, Andrew Dakos and Steven Samuels.

(b) The business address of the reporting persons is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(c)  Bulldog Investors,LLC is a registered investment adviser.
Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog
Investors,LLC.

(d) n/a

(e) n/a

(f) Each of Messrs. Goldstein, Dakos and Samuels is a citizen of the United States.




ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of clients of Bulldog Investors,LLC.


ITEM 4. PURPOSE OF TRANSACTION
The filing persons believe the Fund's shares are undervalued and intend to communicate with the Board of Directors regarding a representation made in 2004 to investors when the Fund's shares were originally sold that "the Fund's Board of Directors may consider action that might be taken to reduce or eliminate any material discount from net asset value in respect of Common Stock...including the conversion of the Fund to an open-end investment company."

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on September 6, 2016, there were 9,605,237 shares of common stock outstanding as of June 30, 2016. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of October 21, 2016, Bulldog Investors, LLC is deemed to be the beneficial owner of 955,669 shares of LGI (representing 9.95% of LGI's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 955,669 shares of LGI include
486,219 shares (representing 5.06% of LGI's outstanding shares) that are beneficially owned by Mr. Goldstein and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Opportunity Income Plus, Full Value Partners, LP, and MCM Opportunity Partners, LP (collectively, "Bulldog Investors Group of Funds"). Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 955,669 shares of LGI beneficially owned by Bulldog Investors LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 469,450 (representing 4.89% of LGI's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 486,219 shares. Bulldog Investors, LLC has shared power to dispose of and vote 469,450 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of LGI's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.


c) During the past 60 days the following shares of LGI were purchased:

Date:		        Shares:		Price:
08/15/16		5,244		13.9298
08/16/16		500		13.9240
08/23/16		7,900		14.0756
08/25/16		6,300		13.9997
08/26/16		5,900		13.9734
08/29/16		13,925		14.0524
08/30/16		3,609		14.0290
08/31/16		25,475		14.0000
08/31/16		6,300		13.9938
09/01/16		10,521		13.9149
09/02/16		38,233		14.0287
09/06/16		16,293		14.1447
09/07/16		7,691		14.2018
09/12/16		12,322		13.8943
09/13/16		5,958		13.7358
09/15/16		12,391		13.7452
09/16/16		9,563		13.6441
09/19/16		9,600		13.7228
09/20/16		11,528		13.7613
09/21/16		4,400		13.8119
09/22/16		653		14.0738
09/28/16		8,809		13.8779
09/29/16		1,478		13.9312
10/05/16		3,214		13.9900
10/06/16		4,250		13.9449
10/10/16		2,218		13.9122
10/11/16		16,073		13.6756
10/12/16		1,990		13.5837
10/13/16		12,950		13.4400
10/14/16		17,233		13.5322
10/17/16		2,000		13.3941
10/19/16		3,100		13.5681


d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 10/24/16

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit 1:

Agreement to Make Joint Filing

	Agreement made as of the 24th day of October, 2016, by and among Bulldog Investors, LLC, Phillip Goldstein, Andrew Dakos, and Steven Samuels.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of Lazard Global Total Return & income Fund Inc. (LGI), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the same holdings of LGI;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


	                   BULLDOG INVESTORS, LLC

By: /s/ Steven Samuels	   By: /s/ Andrew Dakos
	Steven Samuels	   Andrew Dakos, Member